UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO § 240.13D-2(a)

SWISSINSO HOLDING INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

87101R 10 5

(CUSIP Number)

Michael Hirschberg, Esq. Reitler Kailas & Rosenblatt LLC 885 Third Avenue New York, New York 10022 (212) 209-3032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2012, August 15, 2012 and January 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 5 Pages)

CUSIP No. 87101R 10 5	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS InsOglass Holding SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,323,571 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,323,571 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,323,571 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.2% (1)
14	TYPE OF REPORTING PERSON CO
(1) Based on 141,007,150 outstanding shares of Common Stock of the Company as of January 31, 2013.

CUSIP No. 87101R 10 5	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS RaficHanbali
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000
	8	SHARED VOTING POWER 62,323,571 Shares
	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER 62,323,571 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,323,571 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.0% (1)
14	TYPE OF REPORTING PERSON IN
(1) Based on 143,007,150 outstanding shares of Common Stock of the Company as of January 31, 2013, including 2,000,000 shares issuable upon exercise of stock options held by the Reporting Person.

This Amendment No. 1 to Schedule 13D is being filed to reflect changes in the Reporting Persons and the acquisition by the Reporting Persons of additional shares of Common Stock of the Company since the filing of the original Schedule 13D.

Item 1.     Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of SwissINSO Holding Inc. (the “Company”), a Delaware corporation.  The address of the Company’s principal executive offices is PSE – ParcScientifique de l’EPFL, Route J.D. Colladon, Building D, 3rd Floor, 1015 Lausanne, Switzerland.

Item 2.     Identity and Background

(a)	This Statement is filed by InsOglass Holding S.A. (“InsOglass”) and RaficHanbali (the “Reporting Persons”).

(b)
The business address of InsOglass is 24 avenue de Florimont, 1006 Lausanne, Switzerland, and the business address of Mr. Hanbali is PSE – ParcScientifique de l’EPFL, Route J.D. Colladon, Building D, 3rd Floor,  1015 Lausanne, Switzerland.

(c)	Mr. Hanbali is the President of InsOglass and the Chairman, President and Chief Executive Officer of the Company.

(f)	InsOglass was organized in Switzerland and Mr. Hanbali is a citizen of France.

Item 3.     Source and Amount of Funds or Other Consideration.

2,000,000 shares of Common Stock of the Company reported herein as being held by Mr. Hanbali are issuable to Mr. Hanbali at an exercise price of $0.10 per share pursuant to the terms of a Stock Option Agreement dated June 1, 2012 by and between the Company and Mr. Hanbali in consideration of services rendered by Mr. Hanbali as Chief Executive Officer of the Company.  2,500,000 shares of Common Stock of the Company reported herein as being held by the Reporting Persons were acquired from the Company on August 15, 2012 in consideration of services rendered by Mr. Hanbali as Chief Executive Officer of the Company.  37,823,571 shares of Common Stock of the Company reported herein as being held by the Reporting Persons were acquired from the Company on January 31, 2013 upon conversion of $1,323,825 of loans from InsOglass to the Company at a conversion price of $0.035 per share.

Item 4.     Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock of the Company reported herein solely for investment purposes.  Following the acquisition of the initial 22,000,000 shares reported herein, the existing officers and directors of the Company resigned from their positions, and Mr. Hanbali was appointed Chairman, President and Chief Executive Officer of the Company.  Except for the foregoing and as otherwise set forth herein, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a)           The Reporting Persons beneficially own 62,323,571 shares of Common Stock of the Company, constituting 44.2% of the 141,007,150 outstanding shares of Common Stock of the Company as of January 31, 2013.  Mr. Hanbali beneficially owns 2,000,000 shares of Common Stock of the Company individually, constituting 1.4% of the 143,007,150 outstanding shares of Common Stock of the Company as of January 31, 2013, including 2,000,000 shares issuable upon exercise of stock options held by Mr. Hanbali.
4

4

(b)           Mr. Hanbali has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the 2,000,000 shares of Common Stock of the Company reported herein as beneficially owned by him and issuable upon exercise of the options granted to him by the Company on June 1, 2012.  The Reporting Persons have the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 62,323,571 shares of Common Stock of the Company reported herein as beneficially owned by them.  In addition, Mr. Hanbali has the sole power to vote or direct the vote of additional shares of the Company’s Common Stock as described in Item 6. below.

(c)           37,823,571 shares of Common Stock of the Company reported herein as being held by the Reporting Persons were acquired from the Company on January 31, 2013 upon conversion of $1,323,825 of loans from InsOglass to the Company at a conversion price of $0.035 per share.  There were no other transactions in the Common Stock of the Company effected by the Reporting Persons during the sixty (60) days prior to the date of filing of this Schedule 13D/A.

Item 6.     Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

On December 17, 2011, Mr. Hanbali entered into a Voting Agreement and Proxy with Michel Gruering pursuant to which Mr. Gruering agreed to vote his shares of Common Stock of the Company at any regular or special meeting of stockholders and on every action or approval by written consent in such manner as directed by Mr. Hanbali.  As of the date hereof, Mr. Gruering owns 7,197,145 shares of Common Stock of the Company, which are the only shares of the Common Stock of the Company subject to such Voting Agreement and Proxy.

On June 1, 2012, Mr. Hanbali and the Company entered into a Stock Option Agreement pursuant to which Mr. Hanbali received the right to acquire 2,000,000 shares of Common Stock of the Company at an exercise price of $0.10 per share in consideration of services rendered by him as Chief Executive Officer of the Company.

Item 7.     Material to be Filed as Exhibits.

Stock Option Agreement dated June 1, 2012 by and between Rafic Hanbali and the Company.

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2013

InsOglass Holding SA

By:	/s/ Rafic Hanbali Rafic Hanbali

/s/ RaficHanbali
RaficHanbali

6

SWISSINSO HOLDING INC.

STOCK OPTION AGREEMENT

Type  of Option (check one): ☐   Incentive    ☐  Nonqualified

This Stock Option Agreement (the “Agreement”) is entered into on this 1st day of June, 2012, by and between SWISSINSO HOLDING INC., a Delaware corporation (the “Company”) and RAFIC HANBALI, having an address at PSE, Building D, 3rd floor, Avenue J.D. Colladon, 1015 Lausanne, Switzerland (the “Optionee”) pursuant to the Company's 2009 Stock Incentive Plan (the “Plan”).

1.           Grant of Option  The Company hereby grants to Optionee an option (the “Option”) to purchase all or any portion of a total of 2,000,000 shares (the “Shares”) of the Common Stock of the Company at a purchase price of $0.10 per share (the “Exercise Price”), subject to the terms and conditions set forth herein and the provisions of the Plan.  If the box marked “Incentive” above is checked, then this Option is intended to qualify as an “incentive stock option” as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”).  If this Option fails in whole or in part to qualify as an incentive stock option, or if the box marked “Nonqualified” is checked, then this Option shall to that extent constitute a nonqualified stock option.

2.           Vesting of Option  The right to exercise this Option shall vest immediately.

3.           Term of Option  Optionee's right to exercise this Option shall terminate upon the first to occur of the following:

(a)           the expiration of ten (10) years from the date of this Agreement;

(b)           the expiration of three (3) months from the date of termination of Optionee's Continuous Service if such termination occurs for any reason other than permanent disability, death, voluntary resignation or for “cause”; provided, however, that if Optionee dies during such three-month period the provisions of Section 3(e) below shall apply;

(c)           the expiration of one (1) month from the date of termination of Optionee's Continuous Service if such termination occurs due to voluntary resignation; provided, however, that if Optionee dies during such one-month period the provisions of Section 3(e) below shall apply;

(d)           the expiration of one (1) year from the date of termination of Optionee's Continuous Service if such termination is due to permanent disability of the Optionee (as defined in Section 22(e)(3) of the Code);

(e)           the expiration of one (1) year from the date of termination of Optionee's Continuous Service if such termination is due to Optionee's death or if death occurs during either the three-month or one-month period following termination of Optionee's Continuous Service pursuant to Section 3(b) or 3(c) above, as the case may be;

(f)           in the event Optionee's Continuous Service is terminated by the Company for “cause,”, then this Option, whether or not exercisable on the date of termination, shall terminate immediately and become void and of no effect; or

(g)           the termination of the Plan.

As used herein, the term “Continuous Service” means (i) employment by either the Company or any parent or subsidiary corporation of the Company, or by a corporation or a parent or subsidiary of a corporation issuing or assuming a stock option in a transaction to which Section 424(a) of the Code applies, which is uninterrupted except for vacations, illness (except for permanent disability, as defined in Section 22(e)(3) of the Code), or leaves of absence which are approved in writing by the Company or any of such other employer corporations, if applicable, (ii) service as a member of the Board of Directors of the Company until Optionee resigns or is removed from office, or Optionee's term of office expires and he is not reelected, or (iii) so long as Optionee is engaged as a consultant or service provider to the Company or other corporation referred to in clause (i) above.

4.           Exercise of Option  Until termination of this Option in accordance with Section 3 above, this Option may be exercised in whole or in part by the Optionee (or, after his death, by the person designated in Section 5 below) upon delivery of the following to the Company at its principal executive offices:

(a)           a written notice of exercise which identifies this Agreement and states the number of Shares then being purchased (but no fractional Shares may be purchased);

(b)           a check or cash in the amount of the Exercise Price (or payment of the Exercise Price in such other form of lawful consideration as the Administrator may approve from time to time);

(c)           a check or cash in the amount reasonably requested by the Company to satisfy the Company's withholding obligations under federal, state or other applicable tax laws with respect to the taxable income, if any, recognized by the Optionee in connection with the exercise of this Option (unless the Company and Optionee shall have made other arrangements for deductions or withholding from Optionee's wages, bonus or other compensation payable to Optionee, or by the withholding of Shares issuable upon exercise of this Option or the delivery of Shares owned by the Optionee in accordance with Section 7(a) of the Plan, provided such arrangements satisfy the requirements of applicable tax laws); and

(d)           a letter, if requested by the Company, in such form and substance as the Company may require, setting forth the investment intent of the Optionee, or person designated in Section 5 below, as the case may be.

5.           Death of Optionee; No Assignment  The rights of the Optionee under this Agreement may not be assigned or transferred except by will or by the laws of descent and distribution, and may be exercised during the lifetime of the Optionee only by such Optionee.  Any attempt to sell, pledge, assign, hypothecate, transfer or dispose of this Option in contravention of this Agreement or the Plan shall be void and shall have no effect.  If the Optionee's Continuous Service terminates as a result of his death, Optionee's legal representative, his legatee, or the person who acquired the right to exercise this Option by reason of the death of the Optionee (individually, a “Successor”) shall succeed to the Optionee's rights and obligations under this Agreement.  After the death of the Optionee, only a Successor may exercise this Option.

6.           Representations and Warranties of Optionee

(a)           Optionee represents and warrants that this Option is being acquired by Optionee for Optionee's personal account, for investment purposes only, and not with a view to the distribution, resale or other disposition thereof.

(b)           Optionee acknowledges that the Company may issue Shares upon the exercise of the Option without registering such Shares under the Securities Act of 1933, as amended (the “Act”), on the basis of certain exemptions from such registration requirement.  Accordingly, Optionee agrees that his exercise of the Option may be expressly conditioned upon his delivery to the Company of an investment certificate including such representations and undertakings as the Company may reasonably require in order to assure the availability of such exemptions, including a representation that Optionee is acquiring the Shares for investment and not with a present intention of selling or otherwise disposing thereof and an agreement by Optionee that the certificates evidencing the Shares may bear a legend indicating such non-registration under the Act and the resulting restrictions on transfer.  Optionee acknowledges that, because Shares received upon exercise of an Option may be unregistered, Optionee may be required to hold the Shares indefinitely unless they are subsequently registered for resale under the Act or an exemption from such registration is available.

(c)           Optionee acknowledges receipt of a copy of the Plan and understands that all rights and obligations connected with this Option are set forth in this Agreement and in the Plan.

(d)           Optionee hereby acknowledges that, in addition to certain restrictive legends that the securities laws of the state in which Optionee resides may require, each certificate representing the Shares may be endorsed with the following legend:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933; THEY HAVE BEEN ACQUIRED BY THE HOLDER FOR INVESTMENT AND MAY NOT BE PLEDGED, HYPOTHECATED, SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF EXCEPT AS MAY BE AUTHORIZED UNDER THE SECURITIES ACT OF 1933, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

7.           Limitation of Company's Liability for Nonissuance  The Company agrees to use its reasonable best efforts to obtain from any applicable regulatory agency such authority or approval as may be required in order to issue and sell the Shares to the Optionee pursuant to this Option.  Inability of the Company to obtain, from any such regulatory agency, authority or approval deemed by the Company's counsel to be necessary for the lawful issuance and sale of the Shares hereunder and under the Plan shall relieve the Company of any liability in respect of the nonissuance or sale of such shares as to which such requisite authority or approval shall not have been obtained.

8.           Adjustments Upon Changes in Capital Structure  In the event that the outstanding shares of Common Stock of the Company are hereafter increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of a recapitalization, stock split, combination of shares, reclassification, stock dividend (in excess of two percent (2%)) or other change in the capital structure of the Company, then appropriate adjustments shall be made by the Administrator to the number of Shares subject to the unexercised portion of this Option and to the Exercise Price per share, in order to preserve, as nearly as practical, but not to increase, the benefits of the Optionee under this Option, in accordance with the provisions of Section 7(d) of the Plan.  No fractional share shall be issued under this Option or upon any such adjustment.

9.           Mergers, Reorganizations, Etc. Upon the effective date of any of the following:

(a)           a consolidation or merger (other than a consolidation or merger in which the holders of voting securities of the Corporation immediately before the consolidation or merger own (immediately after the consolidation or merger) voting securities of the surviving or acquiring corporation, or a parent party of such surviving or acquiring corporation, possessing more than 50% of the voting power of such surviving or acquiring corporation or parent party) of the Company; or

(b)           a sale of all or substantially all of the assets of the Company; or

(c)           the liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary; or

(d)           any other transaction or series of related transactions, including without limitation, the sale of voting securities of the Company, that result in the holders of voting securities of the Company immediately before such transaction owning (immediately after such transaction) voting securities of the Company possessing 50% or less of the voting power of the Company; this Option shall automatically vest and be exercisable immediately prior to the consummation of such transaction.  The Administrator shall cause written notice of the proposed transaction to be given to Optionee not less than fifteen (15) days prior to the anticipated effective date of the proposed transaction, during which period Optionee may exercise any  unexercised portion of this Option.

10.        No Employment Contract Created  Neither the granting of this Option nor the exercise hereof shall be construed as granting to the Optionee any right with respect to continuance of employment by the Company or any of its subsidiaries.  The right of the Company or any of its subsidiaries to terminate at will the Optionee's employment at any time (whether by dismissal, discharge or otherwise), with or without cause, is specifically reserved.

11.        Rights as Shareholder  The Optionee (or transferee of this option by will or by the laws of descent and distribution) shall have no rights as a shareholder with respect to any Shares covered by this Option until the date of the issuance of a stock certificate or certificates to him for such Shares, notwithstanding the exercise of this Option.

12.        “Market Stand-Off” Agreement  Optionee agrees that, if requested by the Company or the managing underwriter of any proposed public offering of the Company's securities, Optionee will not sell or otherwise transfer or dispose of any Shares held by Optionee without the prior written consent of the Company or such underwriter, as the case may be, during such period of time, not to exceed 180 days following the effective date of the registration statement filed by the Company with respect to such offering, as the Company or the underwriter may specify.

13.        Stop-Transfer Notices Optionee understands and agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate “stop-transfer” instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.

14.        Interpretation  This Option is granted pursuant to the terms of the Plan, and shall in all respects be interpreted in accordance therewith.  The Administrator shall interpret and construe this Option and the Plan, and any action, decision, interpretation or determination made in good faith by the Administrator shall be final and binding on the Company and the Optionee.  As used in this Agreement, the term “Administrator” shall refer to the committee of the Board of Directors of the Company appointed to administer the Plan, and if no such committee has been appointed, the term Administrator shall mean the Board of Directors.

15.        Notices  Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed given when delivered personally or three (3) days after being deposited in the United States mail, as certified or registered mail, with postage prepaid, and addressed, if to the Company, at its principal place of business, Attention:  the Chief Financial Officer, and if to the Optionee, at his most recent address as shown in the records of the Company.

16.         Annual and Other Periodic Reports  During the term of this Agreement, the Company will furnish to the Optionee copies of all annual and other periodic financial and informational reports that the Company distributes generally to its shareholders.

17.         Governing Law  The validity, construction, interpretation, and effect of this Option shall be governed by and determined in accordance with the internal laws of the State of Delaware.

18.         Severability  Should any provision or portion of this Agreement be held to be unenforceable or invalid for any reason, the remaining provisions and portions of this Agreement shall be unaffected by such holding.

19.         Counterparts  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall be deemed one instrument.

20.         Corporate Securities Law  The sale of the shares that are the subject of this Agreement has not been qualified with the Commissioner of Corporations of any State and the issuance of such shares or the payment or receipt of any part of the consideration therefor prior to such qualification is unlawful, unless the sale of such shares is exempt from such qualification.  The rights of all parties to this Agreement are expressly conditioned upon such qualification being obtained, unless the sale is so exempt.

21.         Attorneys' Fees If any party shall bring an action in law or equity against another to enforce or interpret any of the terms, covenants and provisions of this Agreement, the prevailing party in such action shall be entitled to recover reasonable attorneys' fees and costs.

22.         Entire Agreement  This Agreement and the plan constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior or contemporaneous written or oral agreements and understandings of the parties, either express or implied.

23.         Amendment  This Agreement may not be amended, waived, discharged, or terminated other than by a written agreement of the parties.

24.         General  The Company shall at all times during the term of the Option reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of this Option Agreement, shall pay all original issue and transfer taxes with respect to the issue and transfer of Shares pursuant hereto and all other fees and expenses necessarily incurred by the Company in connection therewith, and will from time to time use its best efforts to comply with all laws and regulations, which, in the opinion of counsel for the Company, shall be applicable thereto.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

SWISSINSO HOLDING INC.

By:
	Clive D. Harbutt	Rafic Hanbali
Chief Financial Officer